               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

ANNOUNCEMENT

56TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece – June 26, 2008 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its 56th Annual General Assembly of Shareholders, during which 60.1% of its shareholders were present.

Addressing shareholders, Panagis Vourloumis, OTE Chairman and CEO, stated:

“In 2007 OTE SA’s net income increased by 8.5%, to €576.5 mn, compared to €531.2 mn in 2006. Operating income before depreciation and amortization climbed from €790.3 mn or 29.1% of revenues in 2006, to €835.0 mn or 31.4% of revenues in 2007.  Consolidated net income increased by 15.3% to €662.6 mn, compared to €574.6 mn in 2006, while operating income before depreciation and amortization was €2,240.8 mn, or 35.5% of revenues, compared to €2,167.0 mn, or 36.8% of revenues, in 2006.

Reflecting this financial performance, which met and in many cases exceeded our Group Business Plan targets, we are proposing a dividend of €0.75 per share, compared to €0.55 for 2006.

In 2007, we continued the reorganization of the Group which begun in 2005 and aims at strengthening OTE against heightening competition and increasing regulatory pressure. In this context, we launched last year the buyout of Cosmote minorities and the absorption of OTENET by OTE, both of which were completed in early 2008. These organizational changes will result in notable cost savings as we better exploit synergies across Group companies. In addition, late last year, we sold INFOTE, the Group’s directory subsidiary, generating a net gain of €174 mn.

In Greek fixed-line telephony, we focused our efforts last year on optimizing and expanding our broadband network.  The number of ADSL connections sold at the end of the year amounted to 825,000 compared to 488,000 at 2006 year end, while installed connections went from 764,000 to 1,232,000 over the same period. Unbundled Local Loops in operation jumped from only 19,000 at the end of 2006 to 274,000 one year later. OTE was also able to boost ADSL access speeds and lower tariffs. The digital gap between Greece and European averages is continuously narrowing and, based on the rate of growth Greece is currently witnessing, it is expected to disappear in a few years. While at the beginning of 2007 the number of OTE local exchanges with physical collocation services was only 31, at the end of the year it had reached 146.

In 2007 we focused our efforts on cost reduction. The scope in this area is limited, however, because labour laws applying to OTE decouple compensation from productivity.  As I have stated several times in the past, the employment regime of OTE had been established at a time when the company was a monopoly. The deregulation of the telecommunications market requires the alignment of OTE’s working standards with those of its competitors. With regard to human resources, in 2007 OTE implemented, for the second year, an evaluation system for executives as well as a new evaluation system for all other OTE personnel, both of which are based on transparency and objectivity.

The absorption of OTENET and the establishment of a separate General Directorate for large corporate customers were also aimed at enhancing OTE’s performance and potential against tough competition. The pilot offering of IPTV services continued successfully, with a target to launch commercial operations in 2008.

Cosmote remained the most dynamic and profitable member of the Group.  Thanks to the addition of the Germanos retail network, Cosmote was able to capture a growing share of revenues and to consolidate its leadership in the mobile market of Southeast Europe. The key challenge is Cosmote Romania where the company is rapidly gaining market share in the face of tough competition.

In late 2007 Romtelecom managed to contain customer churn though it is still early to judge whether this will be a permanent trend. We are encouraged by the successful take-up of the company’s broadband and satellite TV offering.

In 2007, revenues generated outside of Greece were 26% of the total, up from 23% in the prior year.  Fixed and mobile telephony accounted for 50% and 36% of total revenues, respectively, compared to 56% and 34% in 2006. The contribution to total Group revenues from other operations, which make up the balance, was higher in 2007, reflecting the full-year consolidation of Germanos.

A major problem remains the reluctance of the Regulator to see that to survive in telecoms a company needs critical mass and that the Greek market is too small to support the fragmentation which EETT has encouraged for years.  It is a historic mistake at the expense of all concerned and of the economy of the country.  Saturation in mobile telephony and technological change are leading the big mobile companies to market products directly competitive to fixed telephony.  At the same time the Regulator stops OTE from defending itself by developing similar products.  We shall continue our efforts to prove that the telecom market in Greece is now fully competitive and regulatory intervention hinders its smooth functioning.

Developments that originated in late 2007 and are being completed in the first half of 2008 are speeding up the transformation of the Group.

I am referring principally to two major changes.  One, which I already mentioned, is the buy out of the Cosmote minorities which is now a 100% OTE subsidiary but retains its corporate autonomy.  OTE’s intention to proceed with this move had been known to the market for a long time and is considered very beneficial for the prospects of the Group.

The other change is that Deutsche Telekom, one of Europe’s leading incumbent telecommunications operators, has become a significant shareholder in OTE alongside the Greek State. This is a very positive development, guaranteeing that OTE will continue to be managed with professionalism, unburdened by interferences irrelevant to the interests of its shareholders, employees and customers.

2007 was an intense year for OTE. In the second half, management and senior executives spent a great deal of time on issues which had little to do with OTE’s main business objectives. Despite this it is a sign of the Group’s vigour that the hard work and diligence of all employees at all levels enabled us to meet our objectives and to build the foundations for continuing improvement.”

During the meeting, shareholders approved:

•

The Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the separate and consolidated financial statements of OTE SA ended on 31/12/2007, including the annual financial statements (both separate and consolidated) of 31/12/2007. They also approved the distribution of a €0.75 dividend per share. The ex-dividend date will be Tuesday, 1 July 2008 while the starting date of 2007 dividend payment will be Tuesday, 8 July 2008, through Piraeus Bank in accordance with the Athens Stock Exchange and the dematerialized Securities system.

•

The exoneration of the members of the Board of Directors and the Auditors of all liability for fiscal year 2007, pursuant to article 35 of Codified Law 2190/1920.

•

The appointment of Chartered Auditors Ernst & Young for the Ordinary Audit of the financial statements (both separate and consolidated) according to the International Financial Reporting Standards for the fiscal year 2008 and determination of its fees.

•

The remuneration paid to the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee for fiscal year 2007 and determination of their remuneration for 2008.

•

The remuneration paid in 2007 to the Chairman of the Board of Directors and CEO, determination of a special premium based on efficiency for fiscal year 2007 and determination of his remuneration for 2008.

•

The renewal of agreement for the covering of civil liability of members of the Board of Directors and the company’s executive directors in the exercise of their responsibilities, duties or authorities.

•

The basic terms and conditions of a project to be assigned to a member of the Board, pursuant to article 23a of the Law 2190/1920, and authorization to conclude such contract.

With regards to the adoption of a stock option plan for executives of the Company and affiliated companies, according to article 42ε of the Codified Law 2190/1920, this was not discussed due to the absence of the required quorum of 2/3 of the share capital, in accordance with applicable law and the company’s Articles of Incorporation. As a result the company will hold a repeated General Assembly.

The Annual General Assembly also approved the appointment of three new Board members, for a three-year term, following termination of office of equal number members to the 11-membered Board pursuant to Article 9, para. 2 of the Articles of Incorporation and the appointment of independent members of the Board of Directors. These Board members are:

Dr. Karl-Gerhard Eick: Dr. Karl-Gerhard Eick, born in 1954, studied business administration in Augsburg, where he earned his doctorate in 1982. Karl-Gerhard Eick has been a member of Deutsche Telekom's Board of Management since January 2000, and is head of the Finance division. Since 2004, Dr. Eick has been Deputy Chairman of Deutsche Telekom AG.

Hamid Akhavan: Mr. Hamid Akhavan, born in 1961, graduated from the California Institute of Technology (CALTECH) with a Bachelor of Science degree in Electrical Engineering and Computer Science. He received a Master’s degree from the Massachusetts Institute of Technology (MIT) in the same fields. Mr. Akhavan was appointed Member of the Board of Management of Deutsche Telekom, responsible for the Mobile Communication Business Area, on December 5, 2006. Additionally, in his role as Chief Ex-executive Officer of T-Mobile International AG, he leads the management of the mobile communications companies in Western, Southern and Eastern Europe and also those European national companies that are present in both fixed and mobile communication areas.

Leonidas Evangelidis: Mr. Leonidas Evangelidis served as Ambassador of Greece to the Federal Republic of Germany between 1987 and 1990 and as Permanent Representative of Greece to the European Union from 1992 to 1993. During the period of 1995- 2000 he held the position of Director General for the Common Foreign and Security Policy of the EU at the Council of the European Union. Today Mr. Evangelidis serves as Chief of Cabinet of the Deputy Minister of Foreign Affairs.

Following the conclusion of the Annual General Assembly, ΟΤΕ’s Board of Directors appointed Mr. Leonidas Korres as member of the Board, in replacement of Mr. Nikolaos Stefanou who resigned. OTE’s eleven-member Board of Directors now comprises of:

Panagis Vourloumis

Chairman and CEO, executive member

Georgios Bitros

Vice-Chairman, non-executive member

Hamid Akhavan

Non-executive member

Dr. Karl-Gerhard Eick

Non-executive member

Ilias Gounaris

Non-executive member

, Independent

Haralambos Dimitriou

Non-executive member

Leonidas Evangelidis

Non-executive member, Independent

Leonidas Korres

Non-executive member

, Independent

Xeni Skorini-Paparrigopoulou

Non-executive member, Independent

Panagiotis Tabourlos

Non-executive member, Independent

Georgios Tzovlas

Non-executive member

The new member of the Board of Directors, Mr. Leonidas Korres is the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic since 2005. From April 2004 he served as financial advisor to the Minister of Economy and Finance, responsible for Public Private Partnerships. He was a member and served as coordinator of the committee responsible for the preparation and establishment of the legal framework for PPP implementation in Greece. He was responsible for monitoring the Greek state's financial contribution to the Olympic Games Athens 2004. He also participated in the drafting of the new Investments Incentive law. He holds a Bachelor's degree in economics from Athens University of Economics and Business and a Master’s degree in Finance from University of London.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior financial analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 30, 2006. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 26, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer